

July 8, 2013

<u>Via E-mail</u>
Ms. Gretchen R. Haggerty
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

> **Re: United States Steel Corporation**
> **Form 10-K**
> **Filed February 15, 2013**
> **File No. 1-16811**

Dear Ms. Haggerty:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Management's Discussion and Analysis, page 57</u>

<u>Contractual Obligations, page 80</u>

1. Please reconcile the total presented for contractual purchase commitments of $10,617 million shown in the table with the footnote disclosure on page F-57 indicating a total of $4,459 million and disclose the nature of the difference.

<u>Schedule II, page 98</u>

2. The allowance for doubtful accounts appears to be equal to over ten years of write-offs, based on the average write-offs over the years presented. Please explain to us the reasons

for this and describe any specific receivables with a material reserve. In this regard, compliance with ASC 450-20-25 should be clearly evident.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief